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Exhibit 12.1

Affymetrix, Inc.

Computation of Ratio of Earnings to Fixed Charges

2002 - 2007

(in thousands)

	Nine Months Ended	Year ended December 31,
	9/30/07	2006	2005	2004	2003	2002
Earnings:
Income (loss) before provision for income taxes	$(733)	$(6,067)	$62,608	$50,934	$15,124	$(5,004)
Add back fixed charges:
Interest expense	1,246	1,600	1,545	11,102	17,358	19,730
Interest portion of rental expense	685	656	543	533	441	501

Total adjusted earnings	1,198	(3,811)	64,696	62,569	32,923	15,227
Fixed charges:
Interest expense	1,246	1,600	1,545	11,102	17,358	19,730
Interest portion of rent expense	685	656	543	533	441	501

Total fixed charges	1,931	2,256	2,088	11,635	17,799	20,231
Ratio of earnings to fixed charges			30.98	5.38	1.85
Deficiency of earnings to fixed charges	$733	$6,067				$5,004

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  Exhibit 12.1
Affymetrix, Inc. Computation of Ratio of Earnings to Fixed Charges 2002 - 2007 (in thousands)